

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2016

<u>Via Email</u>
Gregory Krauss
Windels Marx Lane & Mittendorf LLP
120 Albany Street Plaza
New Brunswick, New Jersey 08901

  Re: **Asta Funding Inc.**
    Schedule 14D-9 filed March 31, 2016
    SEC File No. 5-44713

Dear Mr. Krauss:

  The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

  Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

1. You state that shareholders should reject the Mangrove Offer because you will conduct a (modified) Dutch Auction issuer tender offer at a higher price than the offer price in the Mangrove Offer. Since the Mangrove Offer is open for only a finite period of time and shareholders therefore must decide by April 18th whether to tender, revise to state when you intend to commence the issuer tender offer.

2. Because shareholders are faced with the pending Mangrove Offer and must decide whether to tender into that offer before your offer is open, and because shareholders may not be familiar with the way a modified Dutch auction works, briefly describe

the material features of this kind of offer. For example, revise to clarify that only shareholders who tender at or below the ultimate offer price with the range will have their shares purchased, and may be subject to pro ration. If you will include a "purchase my shares at the offer price" option, so state.

Please amend the filing in response to the above comments. Please allow adequate time after the filing of the amendment for further staff review. Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require to make an informed decision whether to tender. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comment, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about the comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions